GKN PLC

GKN plc
PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

RECEIVED
2004 OCT 22 P 1:05
OFFICE OF INTERNATIONAL CORPORATE FINANCE

04045683

12 October 2004

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

SUPPL

Dear Sirs,

New GKN PLC

GKN plc

Commencement of Share Buyback Programme
Notification of Major Interest in Shares

For your information I enclose copies of the above announcements.

Yours faithfully,

PROCESSED
OCT 22 2004
THOMSON FINANCIAL

David Pavey
Assistant Company Secretary

Encs.

dw 10/22

8 October, 2004

GKN plc

Commencement of Share Buyback Programme of up to £100m

Following the announcement earlier this week by the Competition Minister that he is proposing to accept undertakings and allow the sale of GKN's stake in AgustaWestland NV to Finmeccanica SpA., the Board of GKN plc has decided to implement a share buyback programme of up to a market value of £100 million.

GKN indicated that it was considering such a buyback when it announced on 26 May, 2004 the conditional sale of its shares in AgustaWestland NV and related property. The shares acquired under the buyback programme will be held in Treasury and will be purchased pursuant to the authority granted by shareholders at the GKN AGM on 20 May, 2004.

The £100 million cost of the planned buyback will be funded from the Company's existing cash and borrowing resources. These will be enhanced by the proceeds of the AgustaWestland disposal which is now expected to complete in mid-November.

Contacts:

Press	:	Peter Baillie - 020 7463 2332
Investor Relations	:	David Rood - 020 7463 2382

Announcement by GKN plc

Notification of Major Interest in Shares

GKN plc (the 'Company') announces that, on 7 October 2004, it received notification from Barclays plc that they no longer have a notifiable interest in the issued share capital of the Company.

Grey Denham
Secretary

8 October 2004